MDS Inc. 100 International Blvd. Toronto, Ontario M9W 6J6 Canada www.mdsintl.com	Tel: 416 675-7661
Direct Tel: 416 213-4089 Facsimile: 416 213-4222 Email: jim.garner@mdsinc.com

September 15, 2005

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance

File No. 001-15016

Dear Mr. Rosenberg:

MDS Inc. ("the Company") acknowledges the receipt of your comment letter dated August 19, 2005.

SEC comment:

Form 40-F for the Fiscal Year Ended October 31, 2004

Exhibit 3 - Consolidated Audited Annual Financial Statements

Notes to Consolidated Financial Statements, page 7

Reconciliation to Accounting Principles Generally Accepted in the ..., page 36

On page 10 of this Exhibit, we noted that, under Canadian GAAP, you recognize revenues on certain contracts, where you appear to be providing services, using the percentage of completion method. On page 34 of Exhibit 4, we noted that revenue you have recognized, under Canadian GAAP, which cannot be billed is recorded in inventory as service contracts work-in-process. As we did not note an adjustment for revenue recognition in your reconciliation to U.S. GAAP, please tell us how your recognition of these revenues complies with U.S. GAAP, including how it complies with SEC SAB Topic 13 (SAB 104), footnote 1 of AICPA SOP 81-1, and any other relevant guidance.

MDS Inc.'s response:

Per the Company's 2004 Management Discussion and Analysis (MD&A) (Exhibit 4), it states that, 'revenue that is recognized but which cannot be billed is recorded in inventory as service contracts work-in-process'. This revenue recognition policy applies to the Company's life science segment, specifically the early clinical research (bioequivalence, phases I-IIa) (ECR) and bioanalysis service (BIO) businesses within the Company's Pharmaceutical Research Services.

The typical scope of a service agreement within ECR and BIO are for clinical, analytical, statistical and reporting services of a respective Sponsor (customer) in accordance with an agreed study plan or Protocol. The relevant study plan specifies the study design, purpose, desired information, experimental procedures, estimated duration of the study, compensation, billing stages and any other relevant matters.

The Company has chosen a revenue recognition method to reflect the pattern in which the obligations to the Sponsor are fulfilled per the terms of a mutually agreed service contract.

In accordance with Staff Accounting Bulletin No. 104, " ...revenue generally is realized or realizable and earned when all of the following criteria are met:

  Persuasive evidence of an arrangement exists,
  Delivery has occurred or service have been rendered,
  The seller's price to the buyer is fixed or determinable, and
  Collectibility is reasonably assured."

A signed service contract executed by the properly authorized personnel of the Sponsor stipulating the specific work to be performed under the Study represents persuasive evidence of an arrangement. The Company has a customary business practice of relying on written contracts to document a sales arrangement.

The simplified ECR/BIO service contract entails the following procedures:

  Recruitment of potential Study participants
  Screening of candidates to determine eligibility
  Pharmaceutical dosage of the target drug to participants
  Clinical laboratory procedures (analytical and statistical)
  Reporting of clinical findings

Billings under the respective service contracts are based on certain predetermined milestones listed in each contract and do not always reflect the stage of completion based on the above procedures. Billings are made in this manner to simplify the process and to provide for better management and control of numerous service contracts.

The Company applies the percentage of completion method (based on a proportional performance basis using output (procedures performed) as a measure of performance) to the ECR/BIO contracts to reflect the economic substance of the transactions and events. Billings based on percentage of completion rather than milestones more clearly recognizes the legal and economic results of contract performance on a timely basis. This being said, due to timing, there are points in which the respective service under the Study has been rendered, but billings will not occur until the subsequent scheduled billing period thus creating unbilled revenue.

Within the service contract is a postponement and/or cancellation fee which is of the magnitude to compensate the Company for services (inclusive of a profit component) incurred but which have not been billed. Upon termination, the Sponsor is responsible to pay the Company all of its documented costs incurred for work completed to the date of termination, or for work the Company is irrevocably obligated to complete. The existence of these clauses minimizes the risk to the Company that the amount recorded in unbilled revenue can not be recoverable.

Each Sponsor has the legal right to take over the work-in-progress at their option (upon payment of a penalty) if the Sponsor decided to cancel or terminate the respective Study. Therefore in accordance with SOP 81-1 paragraph .22, "...the business activity taking place supports the concept that in an economic sense performance is, in effect, a continuous sale (transfer of ownership rights) that occurs as the work progresses." The risks and rewards of ownership pass to the Sponsor upon each stage of completion in which revenue is recognized.

As mentioned, the respective service contracts stipulate the fee and payment schedule and therefore the Sponsor's price is fixed and determinable. The Company's contracts include Sponsor cancellation or termination clauses, however, fees for services incurred and paid are not refundable.

The Company assesses the respective Sponsor credit worthiness based on previous experience and credit reviews for new and existing Sponsors and the service contracts contain standard payment terms. If at the beginning of a Study there is uncertainty over collectibility, revenue is deferred and subsequently recognized as amounts become due per the billing milestones or collected.

Finally, subsequent to the 2004 fiscal year end, unbilled revenue has been reported on a separate line item within current assets on the Company's consolidated financial statements.

Based on the above discussion, the Company believes that there is no difference between Canadian and U.S. GAAP as it relates to revenue recognition and hence does not find it necessary to record an adjustment for revenue recognition in the Company's reconciliation to U.S. GAAP.

Per you request, the Company acknowledges the following comments:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge that the Division of Enforcement has access to all information the Company provides to staff of the Division of Corporation Finance in your review of the Company's filing or in response to your comments on the Company's filings.

Sincerely,

MDS Inc.

/s/ James A.H. Garner

James A.H. Garner
Executive Vice-President
and Chief Financial Officer